<u>Mail Stop 4561</u>

September 19, 2008

R. Ramin Kamfar
Chief Executive Officer
Bluerock Enhanced Residential REIT, Inc.
680 5th Avenue, 16th Floor
New York, New York 10019

> **Re:** **Bluerock Enhanced Residential REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 22, 2008**
> **File No. 333-153135**

Dear Mr. Kamfar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

3.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

4.   Throughout the prospectus you reference and rely on certain third-party demographic and market data. If the demographic and market data upon which you rely has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazine, please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information is only available to customers or subscribers of the provider, please file a consent from the provider for the use of its name and the information attributed to it.

Registration Statement Cover Page

5.   Please include the check box indicating you will rely on Rule 415 of the Securities Act in connection with the offering. Refer to the recently revised Form S-11.

Prospectus Cover Page

6.   Please revise the 11th bullet risk factor to highlight the advisor's potential 15% back-end interest. Please make a similar change in the summary risk factor.

Prospectus Summary, page 1

7.   Please include a section summarizing how you will be managed, including the board's approval of all acquisitions, the duties of your executive officers in their capacity as such and the relationship of the co-sponsors in managing your day-to-day affairs.

8.   Please advise us whether you have a web address. If you do, please include the address in your summary section and anywhere else you think appropriate. See Item 101(e)(3) of Regulation S-K.

Distributions, page 10

9.   Please disclose whether you intend to pay distributions from sources other than your cash flow from operations, such as offering proceeds or debt.

Compensation to Our Advisor and its Affiliates, page 11

10.   Please disclose the estimated acquisition and origination fees by assuming full investment of the minimum and maximum offering amounts in 80% properties and 20% loans. Please disclose on a leveraged and unleveraged basis assuming a target or maximum amount of leverage.

11.   If accurate, please disclose that reimbursable expenses may include advisor personnel salaries.

Management, page 70

12.   Please briefly describe the duties you expect your executive officers to perform in their capacity as officers of the company and as distinct from their roles as officers/employees of the advisor.

Our Advisor's Chief Investment Officer, page 76

13.   Please limit your disclosure regarding the accomplishments of Starwood Capital to activities that Mr. Babb had significant operational or management control over and, in each case, explain Mr. Babb's role. To the extent you retain the list of Starwood Capital fund institutional investors, please advise us whether the parties listed are reflective of the complete list of investors.

Prior Performance Summary, page 90

14.   Please disclose whether the sponsor required investor approval for material property decisions, such as acquisitions, sales or refinancings for the private

programs. In addition, please disclose if investors had the opportunity to review a specific property investment prior to investing in a program.

15.   We note that some of the disclosures required by Securities Act Industry Guide 5.8.A. are presented only for the 18 programs that have a substantially similar investment objective to the company. Please revise your registration statement to include a more detailed description of the notes program, including the number of loans made, the number of properties acquired with the loan proceeds and disclosure of any material adverse business developments in the program. Refer to Item 8.A of Industry Guide 5.

16.   Please confirm to us that you have disclosed all major adverse business developments of Bluerock and Orion's prior programs that would be material to investors in this offering. Refer to Item 8.A.2 of Industry Guide 5.

Federal Income Tax Consequences…, page 124

17.   Please revise the reference to counsel's REIT opinion to disclose that the opinion will also cover your organization.

Table IV, page A-24

18.   The cash distribution figures per $1,000 investment for Stonegate, Woodland Park and North Park do not appear to be accurate. Please revise or advise.

Financial Statements and Notes

Note 1 – Organization and Nature Of Business, page F-4

19.   Please disclose the fiscal year-end that the Registrant has adopted.

Note 3 – Related Party Transactions, page F-4

20.   Tell us what consideration was given to disclosing the amount of organizational and offering costs incurred to date.   In that regard, if any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

21.   Please consider expanding your note disclosures to include significant terms relating to the agreement with your advisor.

Part II

Item 36. Financial Statement and Exhibits, II-3

22.   Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Item 37. Undertakings, II-3

23.   Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Cicely Lamothe, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Mike McTiernan
Special Counsel

cc: James L. Weinberg, Esq. *(via facsimile)*